Aurora Cannabis Selects Shopify to Power Global ECommerce Platform

New ECommerce Platform to Benefit Both Medical and Adult-Consumer Use Customers

TSX: ACB

EDMONTON, July 16, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) announced today that it has reached an agreement with Shopify Inc. ("Shopify"), one of the world's leading multi-channel, online commerce companies, to leverage the Shopify platform as Aurora's ecommerce engine for medical and recreational cannabis distribution globally.

Working closely with Aurora Cannabis' industry-leading software engineering team, Shopify will assist in transitioning Aurora's current ecommerce site to a new, Shopify-developed platform, improving the customer experience for Aurora's current medical and future adult consumer use customers. One of the key benefits of the Shopify platform is its rapid and seamless scalability as Aurora executes on its domestic and international expansion strategy.

"Selecting Shopify allows Aurora to bring a world-class ecommerce solution to our patients and future adult consumer use customers," said Darryl Vleeming, CIO of Aurora Cannabis Inc. "Shopify's unique, industry leading platform provides a safe, secure and flexible ecommerce site that we can build on as we execute our global growth initiatives and enter new markets."

Loren Padelford, VP at Shopify, added: "While both companies originate in Canada, this is a true global success story, combining our industry-leading technology, helping to power the international expansion of one of the global leaders in the exciting and rapidly growing cannabis industry. The Shopify platform will allow Aurora to provide a tailored customer experience that embraces and adapts to the unique demands of both consumers and regulators, adapted to the specific needs of the various jurisdictions in which Aurora operates."

About Aurora

Headquartered in Edmonton, Alberta, with funded capacity in excess of 430,000 kg per year and sales and operations in 14 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution. Aurora, from day one of its existence, has been steadfast in its respect for the cannabis community, the culture and its pioneers, as well as has been a strong supporter of and advocate for access to cannabis.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora's facilities is built to meet European Union (EU) GMP standards, and both its first production facility and its wholly owned European medical cannabis distributor Pedanios have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes nine companies acquired - CanvasRX, Peloton Pharmaceutical, Pedanios, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen, CanniMed Therapeutics, and Anandia Labs - Aurora is distinguished by its reputation as a partner of choice and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), Evio Beauty Group (private), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website investor.auroramj.com.

Terry Booth, CEO
Aurora Cannabis Inc.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2018/16/c3633.html

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For further information: For Aurora: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com, Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com, www.auroramj.com; U.S. investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 16-JUL-18